                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13E-4/A

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           SUPREME INDUSTRIES, INC.
                               (NAME OF ISSUER)

                           SUPREME INDUSTRIES, INC.
                       (NAME OF PERSON FILING STATEMENT)

                         COMMON SHARES, $.10 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   868607102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              HERBERT M. GARDNER
                             CHAIRMAN OF THE BOARD
                           SUPREME INDUSTRIES, INC.
                                 P.O. BOX 237
                              65140 U.S. 33 EAST
                               GOSHEN, IN 46526
                                (219) 642-3070
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              VERNON E. REW, Jr.
                         LAW, SNAKARD & GAMBILL, P.C.
                              3200 BANK ONE TOWER
                            500 THROCKMORTON STREET
                            FORT WORTH, TEXAS 76102
                                (817) 878-6307

                                APRIL 12, 1999
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

Amount Previously Paid:     Not applicable    Filing party:  Not applicable.
Form or Registration No.:   Not applicable    Date Filed:    Not applicable.

This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule 13E-4") relates to the offer by Supreme Industries, Inc., a Delaware corporation (the "Company"), to purchase up to 2,000,000 (or such lesser number as are properly tendered) of its Common Stock, $.10 par value (the "Shares"), at prices not greater than $10.00 per Share and not less than $8.75 per Share, net to the seller in cash, without interest thereon, as specified by the stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 12, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (the Offer to Purchase and the Letter of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"). The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Supreme Industries, Inc., a Delaware corporation, and the address of its principal executive offices is P.O. Box 237, 65140 U.S. 33 East, Goshen, Indiana 46526.

     (b) The title of the securities that are the subject of the Offer is the Company's Common Stock, $.10 par value. There were 11,501,633 combined total Shares outstanding on April 7, 1999. The information set forth under the heading "Introduction" in the Offer to Purchase and in Sections 1 -10 of the Offer to Purchase is incorporated by reference herein.

The Offer is for up to 2,000,000 Shares (or such lesser number of shares as are properly tendered), at prices not greater than $10.00 per Share and not less than $8.75 per Share, net to the seller in cash, without interest thereon, as specified by the stockholders tendering their Shares. The Offer is being made to all holders of Shares, including directors, officers, and affiliates of the Company. The Company is not aware of any of its directors, officers, or affiliates that will be tendering Shares pursuant to the Offer.

     (c) Information with respect to the principal market for, and the price range of, the Shares is set forth under the heading "Introduction" in the Offer to Purchase and in "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase, which is incorporated by reference herein.

     (d)  This statement is filed by the Company, the issuer of the securities.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Information with respect to the source and amount of funds to be used for the purchase of Shares in the Offer is set forth under the heading "Introduction" in the Offer to Purchase and "Section 8. Source and Amount of Funds" of the Offer to Purchase, which is incorporated by reference herein.

     (b) A summary of the loan arrangement containing the identity of the parties, the term, the collateral, the stated and effective interest rates, and other material terms or conditions relative to such loan arrangement is set forth in the Commitment Letter attached hereto as EXHIBIT b(1) of this
     Schedule 13E-4, which is incorporated by reference herein, the arrangements to repay such borrowing under the loan arrangement described in the Commitment Letter is set forth under the heading "Section 8. Source and Amount of Funds" of the Offer to Purchase, which is incorporated by reference herein.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

Information with respect to the purpose of the Offer and the planned disposition of the Shares and the possible effects of the Offer is set forth under the heading "Introduction" in the Offer to Purchase and "Section 2. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase, which is incorporated by reference herein. Other than as indicated herein, the Company has no current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange or ceasing to be authorized for quotation in an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any of its executive officers or directors or any associate of any of the foregoing has engaged in any transactions involving the Shares during the 40 business days prior to the date hereof, except as set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase, which is incorporated by reference herein.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

Neither the Company nor, to the knowledge of the Company, any of its executive officers, directors, or affiliates is a party to any contract, arrangement, understanding, or relationship relating directly or indirectly to the Offer and the securities of the Company, except as set forth in "Section 2. Purpose of the Offer; Certain Effects of the Offer" and "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase, which is incorporated by reference herein.

ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

Information with respect to persons employed, compensated, retained, or to be compensated by the Company to make the solicitations in connection with the tender offer is set forth in "Section 15. Fees and Expenses" of the Offer to Purchase, which is incorporated by reference herein.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The financial and pro forma financial information set forth in "Section 9. Certain Information About the Company" of the Offer to Purchase is incorporated by reference herein.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) To the best of the Company's knowledge, none of its executive officers, directors, or affiliates is a party to any material contract, arrangement, understanding, or relationship between such person and the Company that is material to a decision by a stockholder whether to hold or tender the Shares in the Offer.

     (b) Information with respect to applicable regulatory requirements is set forth in "Section 12. Certain Legal Matters; Regulatory Approval" of the Offer to Purchase, which is incorporated by reference herein.

     (c) The applicability of the margin requirements of Section 7 of the Exchange Act, and the rules and regulations promulgated thereunder, is described in "Section 2. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase, which is incorporated by reference herein.

     (d)  There are no material legal proceedings related to the Offer.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)  (1) Form of Offer to Purchase, dated April 12, 1999.

     (2) From of Letter of Transmittal, dated April 12, 1999; together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (3) Form of Notice of Guaranteed Delivery.

     (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated April 12, 1999.

     (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated April 12, 1999.

     (6) Form of Letter to Stockholders from Herbert M. Gardner, Chairman of the Board of Directors of the Company, dated April 12, 1999.

     (7) Form of Summary Advertisement, dated April 12, 1999.

     (8) Form of Press Release, dated April 12, 1999.

(b) (1) Commitment Letter for a Loan Agreement dated as of April 9, 1999, by and among the Company and NBD Bank.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 27, 1999          SUPREME INDUSTRIES, INC.

                                    By: /s/ Herbert M. Gardner
                                    --------------------------
                                    Name: Herbert M. Gardner
                                    Title: Chairman of the Board of Directors

                                 EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
------              -----------

(a)  (1) Form of Offer to Purchase, dated April 12, 1999.

     (2) From of Letter of Transmittal, dated April 12, 1999; together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(*)

     (3) Form of Notice of Guaranteed Delivery.(*)

     (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated April 12, 1999.(*)

     (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated April 12, 1999.(*)

     (6) Form of Letter to Stockholders from Herbert M. Gardner, Chairman of the Board of Directors of the Company, dated April 12, 1999.(*)

     (7) Form of Summary Advertisement, dated April 12, 1999.(*)

     (8) Form of Press Release, dated April 12, 1999.(*)

(b) (1) Commitment Letter for a Loan Agreement dated as of April 9, 1999, by and among the Company and NBD Bank.(*)

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable

--------------------
(*) Previously filed